UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Princeton Capital Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

741865 109

(CUSIP Number)

Mark S. DiSalvo

Sema4, Inc.

800 Turnpike Street, Suite 300

North Andover, MA 01845

978-794-3366

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741865 109		Page 1 of 5
SCHEDULE 13D

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.001 per share (“Shares”), issued by Princeton Capital Corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Security Exchange Commission on September 18, 2015 (the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following.

On January 19, 2016, the Issuer, Princeton Advisory Group, Inc. (“Princeton Group”), Gregory J. Cannella (“Cannella”), Munish Sood (“Sood”), Thomas Jones, Jr. (“Jones Jr.”) and Trennis L. Jones (“Jones” and together with Jones Jr., the “Independent Directors” and the Independent Directors together with the Issuer, Princeton Group, Cannella and Sood, the “Settling Defendants” or the “Princeton Parties”) on the one hand, entered into a settlement agreement (“Settlement Agreement”) with Capital Link Fund I, LLC (“Capital Link”), CT Horizon Legacy Fund, LP (“CT Horizon”), Capital Point Partners, LP (“CPP I”), and Sema4, Inc. (“Semaphore” and together with Capital Link, CT Horizon and CPP I, the “Plaintiffs” or the “Capital Point Parties”) on the other hand.

Subject to the terms and conditions contained therein, the Settlement Agreement settles between the Plaintiffs and the Settling Defendants the disputes described in the lawsuit captioned Capital Link Fund I, LLC, et al. v. Capital Point Management, LP, et al., C.A. No. 11483-VCN (the “Litigation”). For the avoidance of doubt, none of the following is a party to the Settlement Agreement: Alfred Jackson (“Jackson”), Martin Tuchman (“Tuchman”), Capital Point Management, LP (“CPM”), Capital Point Advisors, LP (“CPA”) or Princeton Investment Advisors, LLC (“PIA,” and, together with Jackson, Tuchman, CPM and CPA, collectively the “Non-Settling Defendants”). The following description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Prior to and in connection with the execution of the Settlement Agreement, the board of directors of the Issuer (the “Board”) authorized the Issuer entering into the Settlement Agreement and the transactions contemplated by the Settlement Agreement, including the following actions:

i.	increasing the size of the Board from five (5) directors to six (6) directors with such vacancy to be designated as a Class III Director, with a term expiring 2017;

ii.	appointing Darren Stainrod and Martin Laidlaw (the “Capital Point Directors”) to the Board, as Class I and Class III Directors, and appointing at least one Capital Point Director to each committee and subcommittee of the Board;

iii.	replacing Jackson as Chairman of the Board with Darren Stainrod (the “New Chairman”);

iv.	terminating the Investment Advisory Agreement, dated as of March 13, 2015 (the “Current Investment Advisory Agreement”), between the Issuer and PIA, with such termination to be effective on the later of (x) sixty (60) days after written notice of such termination is received by PIA and (y) the date a new investment advisory agreement is approved and adopted by the stockholders of the Issuer (whereupon that License Agreement, dated as of March 13, 2015 between the Issuer and PIA shall thereupon automatically terminate);

v.	approving and adopting the Investment Advisory Agreement (in the form attached as Exhibit A to the Settlement Agreement) (the “New Investment Advisory Agreement”), between the Issuer and Princeton Group, and recommending its approval by the stockholders of the Issuer at the Annual Meeting (as defined below);

vi.	amending the Bylaws of the Issuer to provide that, from and after January 18, 2016 until the Transition Date (as defined in the Settlement Agreement), (x) a quorum of the Board shall require both a majority of the directors and the presence of at least one of the Capital Point Directors, (y) no committee or subcommittee of the Board may be constituted without the inclusion of at least one of the Capital Point Directors, and (z) no committee or subcommittee of the Board of Directors may take any action (whether by written consent or at a meeting), unless at least one of the Capital Point Directors approves or otherwise votes in favor of such action. The amended Bylaws will also provide that only the Nominating and Corporate Governance Committee (or, as permitted by applicable law and in accordance with the Bylaws, the stockholders of the Issuer) may nominate any persons for election as directors of the Issuer; and

vii.	directing that an annual meeting of the stockholders of the Issuer be called upon a date not later than 120 days after the date of the Settlement Agreement, for the purposes set forth in the Settlement Agreement, including the election to the Board of Mr. Mark DiSalvo and Mr. Greg Bennett.

CUSIP No. 741865 109		Page 2 of 5
SCHEDULE 13D

Pursuant to the terms of the Settlement Agreement, concurrently with the execution of the Settlement Agreement by the parties, each of the Independent Directors resigned as a director of the Issuer effective as of one business day after the date on which the stockholders of the Issuer approve all of the Governance Matters (as defined below). Mr. Cannella also resigned as a director, officer, manager, employee and/or consultant of the Issuer and each of its portfolio companies effective as of one business day after the date on which the stockholders of the Issuer approve all of the Governance Matters.

Furthermore, pursuant to the terms of the Settlement Agreement, if any Capital Point Director resigns or is removed as a director of the Issuer (a “Resigning Capital Point Director”), CPP I shall have the right to recommend substitute persons as a replacement director until such time as an individual who is acceptable the Nominating and Corporate Governance Committee of the Issuer and the Board is appointed to the Board as a replacement director.

Pursuant to the Settlement Agreement, the Issuer shall call an annual meeting of stockholders of the Issuer (the “Annual Meeting”) for the purpose of such stockholders voting on, among other things, (i) the election of one of the Capital Point Directors and Mark DiSalvo as Class I Directors and the other Capital Point Director and Greg Bennett as Class III Directors of the Issuer, (ii) the approval of the New Investment Advisory Agreement, (iii) subject to review and approval of Articles of Amendment (and the Board advising approval to the stockholders of the Issuer), the approval of the following amendments to the charter of the Issuer: (A) declassifying the Board, (B) providing the stockholders of the Issuers the right to remove any director, or the entire Board, from office at any time, with or without cause, by the affirmative vote of holders of shares of the Issuer’s capital stock entitled to cast a majority of all votes entitled to be cast in the election of directors and (C) providing the stockholders of the Issuer with the right to take any action by written consent, without prior notice and without a vote, if consents are signed by holders of outstanding shares of the Issuer’s capital stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of stockholders at which all outstanding shares of capital stock entitled to vote thereon were present and voted and (iv) such other matters as may be designated by the New Chairman (the matters set forth in the foregoing clauses (i) through (iv), the “Governance Matters”).

In connection with the foregoing, the Plaintiffs agreed to stay the Litigation against the Settling Defendants and promptly following the date on which the Issuer’s stockholders approve all of the Governance Matters, the Plaintiffs agreed to dismiss with prejudice the Litigation against the Settling Defendants and Tuchman, in each case, subject to the satisfaction of certain conditions set forth in the Settlement Agreement.

Furthermore, pursuant to the Settlement Agreement and subject to certain conditions and limitations, the Settling Defendants are granting a release of claims against each Capital Point Party and, in certain instances, the Issuer and the Capital Point Parties are granting a release of claims against the Independent Directors, Sood and Princeton Group.

CUSIP No. 741865 109		Page 3 of 5
SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On January 19, 2016, the Issuer, Princeton Group, Cannella, Sood, Jones Jr. and Jones on the one hand, entered into the Settlement Agreement with Capital Link, CT Horizon, CPP I and Semaphore on the other hand, defined and described in Item 4 above. The Settlement Agreement is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Exhibit 99.1: Settlement Agreement by and among the Issuer, Princeton Group, Cannella, Sood, Jones Jr. and Jones on the one hand, and Capital Link, CT Horizon, CPP I and Semaphore on the other hand, dated as of January 19, 2016.

CUSIP No. 741865 109		Page 4 of 5
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

By:	/s/ Mark S. DiSalvo
Mark S. DiSalvo

SEMA4, INC. A MASSACHUSETTS CORPORATION

By:	/s/ Mark S. DiSalvo
Name:	Mark S. DiSalvo
Title:	President & CEO

CAPITAL POINT PARTNERS, LP A DELAWARE LIMITED PARTNERHSIP

BY:	SEMA4, INC.
A MASSACHUSETTS CORPORATION ITS GENERAL PARTNER

By:	/s/ Mark S. DiSalvo
Name:	Mark S. DiSalvo
Title:	President & CEO

CUSIP No. 741865 109		Page 5 of 5
SCHEDULE 13D

EXHIBIT INDEX

Exhibit 99.1:	Settlement Agreement by and among the Issuer, Princeton Group, Cannella, Sood, Jones Jr. and Jones on the one hand, and Capital Link, CT Horizon, CPP I and Semaphore on the other hand, dated as of January 19, 2016.